

August 30, 2010

Mr. Richard A. Schweinhart
Executive Vice President and Chief Financial Officer
Ventas, Inc.
111 S. Wacker Drive, Suite 4800
Chicago, IL 60606

> **Re:** **Ventas, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2010**
> **Form 8-K Filed April 28, 2010**
> **Form 8-K filed July 29, 2010**
> **File No. 1-10989**

Dear Mr. Schweinhart:

We have read your supplemental response letter dated August 3, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 1

1. We note in your response to comment 1 in our letter dated July 20, 2010 that your revenues for your triple net leased properties are not directly impacted by such properties' occupancy levels. However, your tenants' abilities to satisfy their obligations under such triple net leases are impacted by the occupancy levels they experience. Further, you have already included disclosure that qualifies the significance of such disclosure based on your triple net leases. As such, we continue to believe that you should provide occupancy data for all your properties. Please confirm that you will provide this disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 60

2.   We note your response to prior comment 2. Please revise your disclosures in future filings to clarify why you believe that Normalized Funds From Operations and Normalized Funds Available for Distribution provide useful information to investors regarding your financial condition and results of operations. Specifically, clarify how each of these measures may be used by investors to measure and compare operating performance between periods, as disclosed on page 41 of your Form 10-Q for the period ended June 30, 2010. In addition, please tell us and disclose in future filings to the extent material, the additional purposes, if any, for which management uses these measures. Please show us the disclosure you will include in future filings to address this issue.

3.   We note your response to prior comment 3. Please tell us why you do not adjust normalized FAD for depreciation related to current or prior period routine capital expenditures. In your response, address whether the lack of adjustment for depreciation results in the overstatement of normalized FAD.

4.   You state in your response to prior comment 3 that the adjustment for routine capital expenditures provides useful information to investors regarding the amount of capital expenditures that are not revenue enhancing in nature. Please clarify how this adjustment contributes to the usefulness of the non-GAAP measure normalized FAD.

Form 8-K Filed April 28, 2010

Item 2.02. Results of Operations and Financial Condition

5.   We note your response to prior comment 7. Please revise in future filings to present the most directly comparable GAAP financial measure with equal or greater prominence than the related non-GAAP measures. In this regard, we note that Exhibit 99.1 to your Form 8-K filed July 29, 2010, includes a discussion of FFO, normalized FFO, NOI by segment, and same-store stabilized community NOI on pages 1 and 2, while net income attributable to common shareholders is first discussed on page 3.

6.   We note your revised disclosures in Exhibit 99.1 to your Form 8-K filed July 29, 2010, as discussed in your response to prior comment 7. Explain to us how you have met the disclosure requirements of Item 10(e)(1)(i)(C) of Regulation S-K with respect to the non-GAAP measures net operating income, same-store cash rental income, and same-store net operating income. Refer to instruction 2 to Item 2.02 of Form 8-K. Please provide us with your proposed disclosure, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant